CHINA LIBERAL EDUCATION HOLDINGS LIMITED

Huateng Century Park Headquarters,

Building A, Level 2

Beijing, PRC

+86-10-6597-8118

March 30, 2020

Via Edgar

Ms. Jennifer López

Staff Attorney

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	China Liberal Education Holdings Limited
Registration Statement on Form F-1/A (File No. 333-233016) Request for Acceleration of Effectiveness

Dear Ms. López:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, China Liberal Education Holdings Limited (the “Company”) hereby requests the acceleration of the effective date of the above-referenced Registration Statement on Form F-1/A (the “F-1 Registration Statement”) so that it will become effective at 1:00 p.m., Eastern Time, on March 31, 2020.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Ying Li, Esq., at (212) 530-2206, from the Company’s U.S. counsel, Hunter Taubman Fischer & Li LLC.

Very truly yours,

/s/ Jianxin Zhang
Name:	Jianxin Zhang
Title:	Chief Executive Officer